Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	September 14, 2011
NYSE: SVM

SILVERCORP RESPONDS TO SECOND ANONYMOUS ALLEGATION AND PROVIDES GOVERNMENT CERTIFICATION OF TAXES PAID

VANCOUVER, British Columbia – September 14, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) advises that a second set of anonymous allegations against the Company has been made, which was published on the internet (the “2nd Anonymous Report”). The Company refutes the substance of all allegations in the 2nd Anonymous Report, and believes it has been published in furtherance of concerted efforts by a group of short sellers to drive down the Company’s share price through false, selective or ignorant statements and rumors. Investigations are ongoing by the RCMP, the BC Securities Commission, the SEC and the FBI to determine the identity of the anonymous authors.

Dr. Rui Feng, Chairman stated, “Over the course of the last five years, Silvercorp has developed and commenced profitable mining from its Ying Mining Camp. Revenues from operations have resulted in Silvercorp’s operating subsidiaries having paid over US$116.6 million in taxes to the Chinese government, as evidenced by the Tax Certificates issued by Chinese government, and total dividends of US$152 million to its shareholders. These reflect a total revenue stream that is in accordance with the mine production and sales revenues reported by the Company during that period. I ask shareholders to exercise common sense in assessing whether these allegations of “fraud” against the Company have any merit whatsoever in the face of very significant revenues, tax payments and dividends, and particularly when the accusations are made anonymously by parties whose only interest is in depressing the Company’s share price. I invite the authors of the anonymous allegations to come out of the shadows and participate with the regulators in their investigations, if their concerns truly extend beyond the profitability of their short positions.”

The Independent Committee, in keeping with its duty, has retained independent legal counsel to examine the anonymous allegations. In addition, KPMG Forensic Inc. was engaged on September 6th by legal counsel to the Independent Committee to assist the Independent Committee by completing a report on certain aspects of revenue, cash balances and income tax and VAT payments in China, and to perform certain reconciliations of the Company’s filings in China with those filed with North American regulators. The Independent Committee will report further on its findings and respond to the allegations in the 2nd Anonymous Report in due course.

While Silvercorp is working with the regulators we will not comment further on any rumor or fabrication on the Company published by anonymous letters or blogs, however we wish to broadly address two of the concerns raised in the 2nd Anonymous Report respecting (1) the disparity between grades and production numbers reported in China and North America, and (2) the sales to related parties:

(1) The Henan L&R Bureau Report or disparity between grades and production numbers (the L&R Report”) is based solely on a detailed exploration report on the SGX property prepared by a Chinese firm for the mining permit application in June 2005 (the 2005 Report), which in turn is based on limited exploration results before May 2005, just a few months after Silvercorp acquired the SGX property. The anonymous authors should know that this type of report can not be effectively compared to the Company’s NI43-101 report, and was not reviewed and checked by an independent qualified person so it is not NI43-101 compliant and can’t be relied on. According to Chinese regulations, once the 2005 Report is completed and filed, the resource calculation does not have to be updated until preparing to renew the mining permit.. The SGX mining permit expires September 2014 so an updated exploration and resource estimates report is not required till a couple months before September 2014. Silvercorp’s 2011 NI 43-101 report included 26 existing and newly discovered veins based on 6-years of continuous extensive drilling (174,844 meters) and tunneling (83,583 meters). These are not included in the L&R Report. Silvercorp also used different cutoff grades and minimum cutoff thicknesses from the L&R Report underlying the L&R Report. The following table shows different parameters used in the original mining permit application report and the SGX NI43-101 report.

Table 5 Comparison of Henan L & R Rureau Report and SGX43-101 report: different drilling metres, cut-off and dilution width

	No of				Cutoff Grade		Minimum
	Veins	Drilling (m)	Tunneling (m)	Ag (g/t)	Pb (%)	Zn (%)	Cutoff
							Thickness(m)
2005 Detailed Report	10	3,854	8,156	40	0.3	0.5	1.0
2011 NI43-101 Report	26	174,844	83,583	300 g/t Silver Equivalent			0.1

The L&R Report only reports tonnage and grades mined and remaining at the year-end during the valid period of the mining permit from the veins in which the resources were reported in the 2005 Report. Mine production from those veins discovered and explored after May 2005 are not required to be reported to the L&R Bureau, which explains why there are differences in tonnes and grades between actual mine production filed by Silvercorp and resource depletion in the dynamic reconnaissance report.

(2) It is inferred that significant sales of concentrate to a major customer, Luoyang Yongning Smelting Co. Ltd. are somehow improper, or not properly reported. The Company’s 15% (11% net ownership interest in the smelter has always been publicly disclosed, most recently in the June 30, 2011 quarterly financial filings available on SEDAR. Neither Canadian GAAP, nor IFRS standards consider this interest to constitute a “related party” transaction. In fact, sales to the smelter, in keeping with the profitable concept of vertical integration, are preferred as the Company obtains an interest in the smelting profit as well. Concentrate sales contracts the Henan Found signed with all its customer require cash payment first before concentrates are shipped. The Henan Found has received all funds in relation to its concentrate sales to the Yongning.

Government Verification Certificate of Revenues and Corresponding Tax Paid

The Company has already taken the unparalleled step of publishing internal financial records in its news release of September 2, 2011 to demonstrate transparency in its business operations, and is cooperating fully with securities regulators to assist them in their investigations.

To provide shareholders further comfort on Silvercorp’s China operations, the following additional information and explanation of Chinese tax procedures is provided:

The Company has obtained Verification Certificates issued by the State Tax Bureau of Luoyang City of Henan Province (“Tax Certificates”) on September 13, 2011 for two of Silvercorp’s revenue generating subsidiaries: Heana Found Mining Co. Ltd. (“Henan Found”) and Henan Huawei Mining Co. Ltd. (“Henan Huawei”). In the Tax Certificates, it certifies the sales revenues, corresponding value-added tax (“VAT”) and corporate income tax (“CIT”) filed Henan Found Mining (Table 1 and Schedule 1) and Henan Huawei (Table 2 and Schedule 2).

From the Tables 1 (Schedule 1), the Tax Certificates certifies that since calendar 2006 and up to June 2011 (5.5 year), Silvercorp’s 77.5% owned subsidiary, Henan Found has generated sales revenue of RMB3.68 billion (US$521 million), paid VAT of RMB486.85 million (US$69 million), and paid CIT of RMB250.48 million (US$37 million) for a total of RMB737.33 million (US$106 million). In addition, as a result of repatriating dividends, Henan Found has also paid withholding taxes of RMB35.65 million Yuan (US$5.3 million) on behalf of Victor Mining Ltd. In total, the tax paid by Henan Found during the 5.5 year period since its operations began in2006 is US$111.3 million.

Table 1: State Tax Bureau of Luoyang City Verification Certificate on Henan Found

Calendar	Revenue		Taxes Paid		CIT Tax Rate
Year		VAT	CIT	Total
2006	210,219,185.15	14,033,656.07	-	14,033,656.07	0%
2007	674,875,415.16	86,412,775.41	-	86,412,775.41	0%
2008	563,148,549.97	55,612,082.99	38,685,689.70	94,297,772.69	12.50%
2009	613,056,783.63	88,011,698.67	41,170,222.23	129,181,920.90	12.50%
2010	964,812,316.05	142,348,549.06	70,106,168.08	212,454,717.14	12.50%
Jan – Jun 2011	656,191,779.46	100,431,460.13	100,517,410.21	200,948,870.34	25%
Grand total	3,682,304,029.42	486,850,222.33	250,479,490.22	737,329,712.55

From the Tables 2 (Schedule 2), the Tax Certificates certifies that since calendar 2007 and up to June 2011 (4.5 year), Silvercorp’s 80% owned subsidiary, Henan Huawei has generated sales revenue of RMB346.6 million (US$49 million), paid VAT of RMB36.36 million (US$5.1 million), and paid CIT of RMB1.52 million (US$0.22 million) for a total of RMB37.88 million (US$5.3 million).

Table 2: State Tax Bureau of Luoyang City Verification Certificate On Henan Huawei

Calendar Year	Revenue		Taxes Paid		CIT Tax Rate
		VAT	CIT	Total
2007	64,752,122.95	4,361,627.27		4,361,627.27	0%
2008	72,565,991.70	8,478,174.35		8,478,174.35	0%
2009	37,835,127.74	4,734,081.78		4,734,081.78	12.50%
2010	89,717,995.68	9,616,899.49	133,266.98	9,750,166.47	12.50%
Jan – Jun 2011	82,036,377.70	9,172,489.37	1,388,252.47	10,560,741.84	12.50%
Grand total	346,907,615.77	36,363,272.26	1,521,519.45	37,884,791.71

In summary, the Tax Certificates certify that two of the Silvercorp’s operating subsidiaries have made VAT and CIT payments of US$116.6 million. A fraudulent company would not pay such a significant amount of tax to the government!

Dividend Repatriation from Henan Found by Silvercorp

As Henan Found is highly profitable, it has made US$152 million dividend payment to its two shareholders. Silvercorp’s 100% subsidiary, Victor Mining, which holds a 77.5% interest in the Henan Found, has received US$112 million in dividend from Henan Found, as is evidenced in Schedule 3, which shows Victor Mining Ltd.’s bank statements at BMO and UBS.

Production and Sales Revenue Comparison for Henan Found

Based on the Tax Certificates, Henan Found has generated sales revenue of RMB3.68 billion or US$521 million from January 1, 2006 to June 30, 2011. In order to examine if the revenue number in Silvercorp’s audited financial statements for the same period match with the Tax Certificates, we have extracted production and revenue data for Henan Found from Silvercorp’s audited financial statement filed on SEDAR and listed in Table 3 and detailed in Schedule 4.

Table 3: Production and Sales Revenue for Henan Found extracted from Silvercorp audited financial statement filed from January 1, 2006 to June 30, 2011:

						Price, net of VAT	Revenue	Revenue	Total Revenue
From Jan				Metallurgical	Metal	and Smelter	from Ying	from TLP	From Henan
2006 to	Ore	Metals	Grade	Recovery	Produced/Sold	Charges	Mine	Mine	Found
Jun 2011	(tonnes)		(g/t or %)	(%)	('000oz or '000lb)	(US$/oz or US$/lb)	('000 US$)	('000 US$)	('000 US$)
		Ag	441	92	18,584	13.91
Total	1,425,417	Au	-	-	3.64	782.86	479,384	41,876	521,260
		Pb	8	96	234,337	0.76
		Zn	3	72	65,646	0.68

From the Table 3 and Schedule 4, Henan Found generated revenues of US$521 million for the period of January 2006 up to June 2011, which consist of $479 million from the Ying Mine and $42 million from the TLP mine. These revenues were generated from a total production of 1.43 million tonnes of ore with ore grades of Ag 441 g/t, Pb 8%, and Zn 3%. Applying metallurgical recoveries of Ag 92%, Pb 96%, and Zn 72%, the total metals produced and sold is Ag 18.6 million oz, Pb 234 million lbs, and Zn 66 million lbs. The weighted average selling price of the metals produced for the period, net of VAT and smelter charges, yielding per unit selling price of Ag $13.91/oz, Pb $0.76/lb, and Zn $0.68/lb.

The Sale Revenue in Table 3 matches perfectly with the sale revenue in the Tax Certificates, further indicates that the revenue and profit reported by Silvercorp is correct and is the truth, and its production tonnage, grades, selling prices matches with the revenue.

Consolidated Revenue Reconciliation for Calendar Year 2010

As Calendar 2010 year production and revenue has been questioned, we further analyze our audited financial statement corresponding to the period of Calendar 2010, which consist of 4th quarter of our Fiscal 2010 and 1st , 2nd , and 3rd quarters of our Fiscal 2011.

The following table summarizes the reconciliation of revenue reported onTax Certificates to revenue reported on the Company’s financial statements filed on SEDAR for the period of January 1 to December 31, 2010. Conversion of the Company’s fiscal year financial information to calendar year is done by adding fiscal 2010 fourth quarter’s revenue to revenue for the first three quarters for fiscal 2011.

The metal sale revenue break-down is also listed in the Table 4. All revenue numbers are consistent with each other.

Table 4 Comparison and Reconciliation of Revenues from the Tax Certificates and Silvercorp’s reported audited Financial Statement for the period of Calendar 2010

			Misc. Income
			and
			Intercompany
		Henan	Sales
	Henan Found	Huawei	Adjustment	Total Revenue	RMB - USD	Total Revenue
	RMB	RMB	RMB (Note)	in RMB	FX rate	in USD
Revenue per China Tax Bureau Verification Certificate:
Calendar Year 2010 Total	¥964,812,316	¥89,717,996	¥-19,064,014	¥1,035,466,298	0.14788	$153,129,145

Revenue per Financial Statements Filed with TSX:
3 Months Ended March 31, 2010 in Fiscal 2010	¥171,106,184	¥21,398,225	¥-	¥192,504,409	0.1466	$28,224,611
9 Months Ended December 31, 2010 in Fiscal 2011	¥780,866,081	¥62,095,808	¥-	¥842,961,889	0.1482	$124,904,533
Calendar Year 2010 Total	¥951,972,265	¥83,494,033	¥-	¥1,035,466,298		$153,129,145

Note:

Miscellaneous income consists of income earned on raw material sales, rent, and ore processing fees. For Chinese tax and SAIC filing purposes, miscellaneous income is included as part of revenue; whereas for financial statements purpose, it is excluded from revenue and is included as part of other income.
Intercompany sales represents sales made between Henan Found and Henan Huawei. For financial statements purpose, these sales are eliminated.

	3 Months	9 Months Ended
	Ended March	December 31,	Total: Calendar
Production	31, 2010	2010	year 2010
Ore Production (tonnes)	133,921		595,191
Head grades:
Silver (g/t)	304	323	319
Lead (%)	5.7	5.8	5.8
Zinc (%)	1.6	1.9	1.8
Recovery rate
Silver (%)	90	91	91
Lead (%)	95	95	95
Zinc (%)	68	70	69
Metals Production
Silver ('000 ounces)	1,079	4,253	5,332
Gold ('000 ounces)	0.5	2.2	2.7
Lead ('000 pounds)	14,921	54,626	69,547
Zinc ('000 pounds)	2,747	13,091	15,838
Average selling prices, net of VAT and smelter charges
Silver (US$/oz)	13.25	16.45	15.80
Gold (US$/oz)	846.0	890.0	859
Lead (US$/lb)	0.78	0.82	0.81
Zinc (US$/lb)	0.67	0.65	0.66
Revenue
Silver ('000 US$)	$14,302	$69,950	$84,252
Gold ('000 US$)	457	1,862	2,319
Lead ('000 US$)	11,615	44,564	56,179
Zinc ('000 US$)	1,850	8,529	10,379
Total	$28,224	$124,905	$153,129

Relevant Chinese Tax Laws

To better facilitate the understanding of the relevant tax laws, an explanation is as follows.

In order to comply with Chinese tax laws, a legitimate revenue-earning company operating in China is required to pay VAT on purchases and to charge VAT on sales. The VAT amount is determined by “VAT invoices” that are issued by the tax bureau with a standard prescribed format and a unique identification number that is verifiable on the tax bureau’s web site. On a monthly basis, VAT payments are required to be remitted to the tax bureau, calculated as VAT charged on sales less VAT paid for purchases in the prior month. Conceptually, VAT in China is similar to the Goods & Service Tax paid in Canada and other countries. Prior to 2009, the applicable VAT rate for silver sales was 13%, thereafter; it was increased to 17%. For other base metals sales such as lead and zinc, the applicable VAT rate is 17%.

Operating companies in China generating a positive taxable income are required to pay CIT. CIT rates ranged from 30% to 33% prior to 2008, thereafter, it was standardized to a 25% rate. In order to promote foreign investment, preferential CIT policies, which are commonly known as “two plus three” – two profit-making years being fully exempt from CIT and half rate reduction for the subsequent three years, have been granted to foreign-invested joint venture companies in China. Silvercorp’s two Chinese subsidiaries, Henan Found and Henan Huawei, are subject to the preferential CIT policy.

In order to repatriate dividends from China, dividends paid from Chinese subsidiaries to foreign parent companies are subject to 10% withholding tax for profits made commencing in 2008. Prior to 2008, dividends repatriated from China were exempted from withholding tax.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO &Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.